POWER-SAVE ENERGY COMPANY
3940-7 Broad Street, #200
San Luis Obispo, California 93401

September 2, 2008

VIA EDGAR

Mr. William Thompson
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Power--Save Energy Company Form 10-KSB for the year ended December 31, 2007 File No. 0-30215

Mr. Thompson,

In regards to the comments letter dated July 21, 2008 the following has been added as our cover letter to our Amended 10-KSB/A, filed with the Commission on August 4, 2008, per your request;

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and;

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please call me at (866) 297-7192 or Luke C. Zouvas, Esq., of Applbaum & Zouvas LLP, counsel to Power-Save Energy Company, at (619) 688-1715 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Michael Forster Chief Executive Officer and President